UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

McCormick & Company, Incorporated

(Name of Issuer)

Common Stock

  (Title of Class of Securities)

579780206

  (CUSIP Number)

W. Geoffrey Carpenter
c/o McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152
(410) 771-7301

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2009

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.	579780206
1	NAMES OF REPORTING PERSON Robert J. Lawless
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,222,800
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,222,800
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,800 1
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.2% 2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

    _________________________________

    1  Includes 858,481 shares of Common Stock which could be acquired pursuant to the exercise of vested but unexercised stock options.

    2 Based upon 12,400,370 shares outstanding as of December 31, 2009, plus 858,481 shares that would become outstanding upon exercise of the Reporting Person’s vested but unexercised stock options.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2005, (the “Schedule 13D”), by Robert J. Lawless (the “Reporting Person”), as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on May 28, 2009, relating to the Common Stock, no par value (the “Common Stock”), of McCormick & Company, Incorporated (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Items 5(a), (b) and (c) of the Schedule 13D, as amended, are restated as follows:

Item 5.     Interest in Securities of the Issuer

(a), (b) As of the date hereof, based upon 12,400,370 shares of the Issuer’s Common Stock outstanding as of December 31, 2009, the Reporting Person’s beneficial ownership of 1,222,800 shares of Common Stock represented 9.2% of the Issuer’s Common Stock.  Of this amount, the Reporting Person has the right to acquire 858,481 shares of Common Stock through the exercise of vested but unexercised stock options.  The reporting person has the sole power to vote or dispose of all shares of Common Stock beneficially owned by him.

(c) The Reporting Person has effected no transactions in the Common Stock of the Issuer within the past sixty days except as follows: on December 3, 2009 the Reporting Person exercised an option to acquire 214,500 shares of Common Stock at a price per share of $21.375, and on December 10, 2009, the Reporting Person made a charitable gift of 22,124 shares of Common Stock for no consideration.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2010

/s/ Robert J. Lawless Robert J. Lawless